COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 1 DATED FEBRUARY 28, 2011
TO THE PROSPECTUS DATED FEBRUARY 23, 2011

This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated February 23, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Corporate Income Trust, Inc.;

(2)	declaration of distributions; and

(3)	potential real property investment.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and have reserved and are offering 50,000,000 shares pursuant to our distribution reinvestment plan.  Until subscriptions aggregating at least $2,500,000 are received and accepted by us (excluding subscriptions received from our advisor or its affiliates), all subscription proceeds will be placed in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. Our dealer manager is in the process of obtaining agreements with broker-dealers to sell our shares and, as of February 28, 2011, we had not commenced sales of our common stock in the offering.

We will offer shares of our common stock pursuant to the offering until February 10, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by February 10, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Distributions

Our Board of Directors has authorized a daily distribution, based on 365 days in the calendar year, of $0.001781016 (which equates to 6.5% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) per share for stockholders of record as of each day of the period commencing on the first day following the release from escrow of the subscription proceeds received in our public offering, as a result of the receipt of subscriptions aggregating at least the minimum offering of $2,500,000 (the “Distribution Start Date”), and ending on March 31, 2011. The payment date for each of the daily distributions for each day of each calendar month in the period commencing on the Distribution Start Date and ending on March 31, 2011 will be in the following calendar month.

Potential Property Investment

On February 24, 2011, we entered into an agreement of purchase and sale with Series C, LLC (“Series C”), an affiliate of our advisor (the “Medtronic Agreement”), to purchase 100% of the membership interests (the “Medtronic Interests”) in Cole OF San Antonio TX, LLC, a Delaware limited liability company (“OF San Antonio”), for a gross purchase price of $32.85 million, which equals the gross purchase price paid for the asset by Series C, exclusive of closing costs and a related acquisition fee of $657,000. OF San Antonio owns as its only asset an approximately 145,025 square foot single-tenant office building leased to Minimed Distribution Corp, a Delaware corporation (“Minimed”), a wholly-owned subsidiary of Medtronic, Inc., which guarantees the lease, on an approximately 9.64 acre site located in San Antonio, TX (the “Medtronic Property”). The Medtonic Property was constructed in 2008. A majority of our board of directors (including all of our independent directors) not otherwise interested in the acquisition approved the acquisition as being fair and reasonable to us, and determined that the cost to us does not exceed the lesser of the current appraised value of the Medtronic Property or the cost of the property to Series C.

The acquisition of the Medtronic Property is subject to a number of conditions. A significant condition to completing this potential acquisition is our ability to receive subscription proceeds aggregating at least $2,500,000 in this offering to enable us to release the amounts from escrow.

The Medtronic Property is 100% leased to Minimed, subject to a net lease, which commenced on October 27, 2009. Pursuant to the lease agreement, Minimed is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The initial annual base rent under the lease is $2,755,475, or $19.00 per square foot. The initial term of the lease expires October 31, 2016. Minimed has two options to renew the lease, each for an additional five-year term beginning on November 1, 2016.

The purchase of the Medtronic Interests is expected to be funded with a combination of offering proceeds totaling at least $2,500,000 and a carry-back loan for the remaining balance from Series C (the “Loan”). The expected Loan will bear interest at a fixed interest rate of 4.75% with monthly interest-only payments and will mature one year from the date of close. The Loan may be repaid in whole or in part without premium or penalty. We expect to enter into the Loan concurrently with the purchase of the Medtronic Interests. The Loan has been approved by a majority of the directors (including all of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties. In addition, a majority of the directors (including all of our independent directors) not otherwise interested in such transaction have determined that borrowing in excess of 60% of the greater of cost (before deducting depreciation and other non-cash reserves) or fair market value of our gross assets is justified and in the best interest of our shareholders.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of the condition and financial performance of the property; the terms of existing leases and the creditworthiness of the tenant; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; and neighborhood growth patterns and economic conditions.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;
•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and
•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

The Medtronic Property was acquired by Series C in February 2011 to hold for possible future acquisition by us or another Cole Real Estate Investments sponsored program.  Due to the considerable conditions that must be satisfied in order to acquire the Medtronic Property, we cannot make any assurances that the closing of this acquisition is probable.  Other properties may be identified in the future that we may acquire prior to or instead of the Medtronic Property.